

Rishabh Kala M.S, Ph.D. · 3rd

Senior Scientist at Genemarkers | Biologist | Aging Research |Epigenetics | Product and Service Development | Oncology | Personal Care and Nutrition | Genomic Research

Ann Arbor, Michigan, United States · 500+ connections ·

Contact info

Genemarkers

University of Alabama at Birmingham

Featured



CSA Industry Trained

Experience

Senior Scientist

Genemarkers · Full-time

Oct 2020 – Present · 6 mos

Greater Kalamazoo Area



Life Magnetics
3 yrs 1 mo



Founding Board Member
Sep 2018 – Present · 2 yrs 7 mos



Senior Scientist
Mar 2018 – Oct 2020 · 2 yrs 8 mos
Greater Detroit Area

1) Business Development, Marketing, and Product Development.
2) National Science Foundation SBIR/STTR grant and report submission and commercialization plan.
3) Nucleic acid extraction and stabilization for (potential) direct-to-consumer RNA ...see more



mRNA modification |Aging Intervention |Insulin & Growth hormone|Metabolism|Mouse model|Team player
University of Michigan Medical School
Jul 2016 – Feb 2018 · 1 yr 8 mos
Ann arbor, Michigan.

The Gerontology laboratory at the University of Michigan Medical School I was a part of a team who worked on a number of problems related to the genetics of aging in mammals, with projects focused on:
• Development of methods to slow aging in mice, by diets, drugs, or mutations ...see more



Preclinical | Mammalian cell culture | Drug-discovery | Project Managment | Epigenetics | Cancer
The University of Alabama at Birmingham
Aug 2011 – Jun 2016 · 4 yrs 11 mos
Birmingham, Alabama Area

My role as a graduate research assistant:

a) Formulated, designed and spearhead mechanistic studies on the role of small molecules in targeting epigenetic abnormalities using mammalian cell culture and animal tissues ...see more

  



Research and Development |cGMP| Bioreactor|Fermentation| Steroid bioproduction | Product development
Symbiotec Pharmalab Pvt. Ltd.,Indore, Central India

Jan 2011 – Jul 2011 · 7 mos
Pithampur, Indore

Symbiotec's R&D uses State Of The Art Technologies to develop new Generic APIs as well as Innovative and optimized processes for existing products. They develop processes to convert Natural Soy Sterol optimally through Fermentation and further downstream synthetic chemistry to a range of Steroids and Hormones. ...see more

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Education



University of Alabama at Birmingham
Doctor of Philosophy (Ph.D.), Cancer Biology
2011 – 2016

Cancer drug-discovery, drug delivery, epigenetics, molecular biology, gene-silencing, triple-negative breast cancer, prostate cancer, gene-knockout techniques like shRNA, siRNA and CRISPR , DNA damage, microbiome, miRNA, gene-ChIP and Bisulfide sequencing.

Pravara Institute of Medical Sciences
Master of Science - MS, Medical Biotechnology, First class (second ranked in the University)
2008 – 2010

• Developed microbial biofilm using tissue culture, glass plate and test tube methods to test the in vivo drug resistance observed in Dental Plaques and Cystic Fibrosis patients.

• Utilized planted based-polyphenols therapy in target antibiotic resistance in produced microbial biofilms.

• Performed bioinformatics simulations for cellular and molecular modeling to quench these microbial biofilms.

DAVV
Bachelor of Science, Biotechnology with life sciences
2005 – 2008
Activities and Societies: Biotechnology, Life sciences.

Studied Biotechnology with Life sciences.

Volunteer experience

Budget committee member
UAB-Graduate student association
Aug 2013 – Jun 2016 • 2 yrs 11 mos

I like to get involved with several groups organization around my campus. In the past, I served as a senator and treasurer for graduate student body for 3 years. During my tenure, I managed various aspects of financial management and served as an important team member to safeguard the organization finances as a key team player.

Reviewer
Scientific journal
Jul 2016 – Present • 4 yrs 9 mos
Education

I have served as a scientific reviewer and advisor by providing my inputs to a no. of journals such as International Journal of Cancer, Cancer Management and Research, Cell and Tissue Research Springer, OncoTargets and Therapy, European Journal of Inflammation, Journal of Clinical Breast Cancer Research and Current Cancer Drug Targets.
In addition to this, I have also served on editorial board of a few scientific journals.

Senator- Biology Department
Graduate student Association (GSA)- UAB
Aug 2013 – Jun 2016 • 2 yrs 11 mos
Education

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